Exhibit (h)(2)

DISTRIBUTION SERVICES AGREEMENT

THIS AGREEMENT made this 30th day of October, 2023, by and between Antares Capital Credit Advisers LLC, a Delaware limited liability company (the “Adviser”), and Quasar Distributors, LLC, a Delaware limited liability company (the “Distributor”).

WHEREAS, the Distributor and Antares Private Credit Fund (the “Trust”) have entered into a distribution agreement dated as of October 30, 2023 (the “Distribution Agreement”), whereby the Distributor acts as the principal underwriter of certain series (the “Funds”) of the Trust, as listed in Exhibit A to the Distribution Agreement.

WHEREAS, the Adviser has agreed to compensate the Distributor to the extent that the Funds are not authorized to so compensate the Distributor.

NOW THEREFORE, the Adviser and the Distributor hereby agree as follows:

1.Compensation and Expenses. The Distributor has agreed to provide the services set forth in the Distribution Agreement, which is attached hereto as Exhibit A, and the Adviser has agreed to pay the Distributor the compensation set forth in Exhibit B.

2.Term and Termination.

(a)This Agreement will become effective upon the date first set forth above, will continue in effect throughout the term of the Distribution Agreement, and will terminate automatically upon any termination of the Distribution Agreement; provided, however, that, notwithstanding such termination of the Distribution Agreement, the Adviser will continue to pay to Distributor all fees and expenses to which Distributor is entitled pursuant to the Distribution Agreement for services performed through such termination date.

(b)This Agreement may be terminated by the Adviser upon 60 days’ written notice to the Distributor in the event the Adviser no longer serves as investment adviser to the Funds; provided that prior to or on such termination date, the Adviser pay to Distributor all compensation due as of such termination date.

3.Limitation of Liability. The Distributor shall not be liable to the Adviser for any action taken or omitted by it in the absence of bad faith, willful misfeasance, gross negligence or reckless disregard by it (or its agents or employees) of its obligations and duties under this Agreement.

4.Payment of Fees to Financial Intermediaries. Adviser acknowledges and agrees that the Distributor may enter into, assume, or become a party to certain agreements (“Non-Standard Dealer Agreements”) which require the Distributor to pay fees or make payments in excess of funds made available to the Distributor through the Funds’ 12b-1 Plan (“Fees”), and Distributor shall notify Adviser prior to entering into any such Non-Standard Dealer Agreement. To the extent that the Distributor is required to pay Fees under any Non-Standard Agreement that Adviser is made aware of, the Adviser hereby agrees to make all such payments pursuant to the fee schedule contained therein. Adviser hereby agrees to pay all such Fees required pursuant to such Non-Standard Agreements, including the reimbursement of any costs and expenses of the applicable financial intermediary, to the Distributor at least 10 days in advance of the date on which such payments are due from Distributor to the applicable financial intermediary, or in the alternative, to pay such Fees directly to the applicable financial intermediary on or before the date on which such payments are due, to the extent detailed in the Non-Standard Dealer Agreement or otherwise advised by Distributor in writing to Adviser.

5.Notices. Any notice or other communication authorized or required by this Agreement to be given to either party shall be in writing and deemed to have been given when delivered in person or by confirmed facsimile, email, or posted by certified mail, return receipt requested, to the following address (or such other address as a party may specify by written notice to the other):

(i) To Distributor:	(ii) If to the Adviser:
Quasar Distributors, LLC Attn: Legal Department Three Canal Plaza, Suite 100 Portland, ME 04101 Telephone: (207) 553-7110 Email: legal@foreside.com

Antares Capital Credit Advisers LLC

Attn: Corporate Legal Department
500 West Monroe, 17th Floor

Chicago, IL 60661

Telephone: 312.638.4000

Email: legalnotices@antares.com, with copy to mike.donahoe@antares.com

6.Transfer Agent

The Distributor and the Adviser agree that in the course of the Distributor’s services that the Distributor may need information from time to time from the transfer agent (“Transfer Agent”) as depicted below. The Adviser shall promptly notify the Distributor in writing of any changes to the Transfer Agent or its contact information.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

Email: alternativefundsupport@usbank.com
Phone: 888-484-1944

7.Assignment. This Agreement and the rights and duties hereunder shall not be assignable with respect to a Fund by either of the parties hereto except by the specific written consent of the other party. This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns.

8.Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of New York.

9.Miscellaneous.

(a)Paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

(b)This Agreement constitutes the complete agreement of the parties hereto as to the subject matter covered by this Agreement, and supersedes all prior negotiations, understandings and agreements bearing upon the subject matter covered by this Agreement.

(c)If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if this Agreement did not contain such part, term or provision.

(d)This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(e)No amendment to this Agreement shall be valid unless made in writing and executed by both parties hereto.

(f)Invoices for fees and expenses due to Distributor hereunder and as set forth in Exhibit B hereto shall be sent by Distributor to the address furnished above in Section 5(ii) unless and until changed by Adviser (Adviser to provide reasonable advance notice of any change of billing address to Distributor).

(g)This Agreement has been negotiated and executed by the parties in English. In the event any translation of this Agreement is prepared for convenience or any other purpose, the provisions of the English version shall prevail.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed.

ANTARES CAPITAL CREDIT ADVISERS LLC		QUASAR DISTRIBUTORS, LLC

By:	/s/ Monica Kelsey	By:	/s/ Teresa Cowan
Name:	Monica Kelsey	Name:	Teresa Cowan
Title:	Authorized Signatory	Title:	President
Date:	10.30.23	Date:	10.31.23

EXHIBIT A

Distribution Agreement

A-1

EXHIBIT B

Compensation

DISTRIBUTION SERVICES FEES

Name	Price	Term
Legal Underwriting - Implementation Fee	$5,000 Payable upon execution	One-time service
Legal Underwriting” Annual Recurring Fee	Asset fee of 0 0 bas s o nts of fund AUM (subject to an annual m n mum of $100,000)	Annually recurring

Notes: Fees are subject to a 5% annual increase based on the Effective Date of the Agreement.

OUT-OF-POCKET EXPENSES

Reasonable, pre-approved out-of-pocket expenses incurred by the Distributor in connection with the services provided pursuant to the Distribution Agreement. Such expenses may include, without limitation, regulatory filing fees; marketing materials regulatory review fees; communications; postage and delivery service fees; bank fees; reproduction and record retention fees; travel, lodging and meals.

Notes:

➢	Fees will be calculated and payable monthly.

B-1